SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GMS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36251C103	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,527,572
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,527,572

11.	Aggregate amount beneficially owned by each reporting person 5,527,572
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.84%
14.	Type of reporting person (see instructions) IA

CUSIP No. 36251C103	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,358,126
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,358,126

11.	Aggregate amount beneficially owned by each reporting person 4,358,126
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 36251C103	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,588,757
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,588,757

11.	Aggregate amount beneficially owned by each reporting person 3,588,757
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.3%
14.	Type of reporting person (see instructions) PN

CUSIP No. 36251C103	Page 5 of 9

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 769,369
	9.	Sole dispositive power 0
	10.	Shared dispositive power 769,369

11.	Aggregate amount beneficially owned by each reporting person 769,369
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%
14.	Type of reporting person (see instructions) PN

CUSIP No. 36251C103	Page 6 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,527,572
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,527,572

11.	Aggregate amount beneficially owned by each reporting person 5,527,572
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.84%
14.	Type of reporting person (see instructions) IN

CUSIP No. 36251C103	Page 7 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,527,572
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,527,572

11.	Aggregate amount beneficially owned by each reporting person 5,527,572
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.84%
14.	Type of reporting person (see instructions) IN

Explanatory Note: This Amendment No. 5 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to GMS Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on November 9, 2020, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on November 18, 2020, Amendment No. 2 to the Initial 13D filed on December 28, 2020, Amendment No. 3 to the Initial 13D filed on March 3, 2021, and Amendment No. 4 to the Initial 13D filed on June 29, 2021 (“Amendment No. 4”), amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Since the filing of Amendment No. 4, the source and amount of funds used in purchasing the Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$11,895,418.28
Separate Account	Working Capital	$3,989,561.01
CCC III	Working Capital	$12,829,988.64

Item 5. Interest in Securities of the Issuer.

Paragraphs (a)-(c) of Item 5 are hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 of all the cover pages filed herewith are calculated based upon 43,040,983 shares of Common Stock outstanding as of February 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 3, 2022.

(c)

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCC III	Open Market Purchase	03/18/2022	8,019	$52.37	$51.97-$52.90
CCC III	Open Market Purchase	03/18/2022	17,317	$53.24	$52.98-$53.50
CCC III	Open Market Purchase	03/21/2022	36,713	$54.39	$53.95-$54.76
CCC III	Open Market Purchase	03/22/2022	45,299	$53.95	$53.57-$54.53
CCC III	Open Market Purchase	03/22/2022	128,221	$54.96	$54.60-$55.00

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 24, 2022

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST III, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact